Exhibit 99.1
Shinhan Financial Group FY2023 Earnings Release Conference

Shinhan Financial Group will be holding its FY2023 Earnings Release Conference on Thursday, February 8, 2024. The conference will be aired through live streaming on the internet – both PC and mobile. Investors are welcome to participate during the Q&A session, which will follow the presentation.

Details of the Earnings Release Conference are as follows:

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Agenda: FY2023 Earnings Release and Q&A
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Date: February 8, 2024 (Thursday)
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Time: 14:00 (Seoul Time)
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Format: Live streaming on the internet
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Language: Korean and English

(Simultaneous translations will be available for English-speaking participants)

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To participate in the Conference Call:

Log into Zoom → Join a Meeting → Enter Meeting ID (822 9448 8595) → Enter Password (240208) → Enter your affiliation and name → Join → Click EN button at the bottom of the screen → Click ‘Raise hand’ to request a question

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A recording of the business presentation will be available at the following URL:

URL: http://www.shinhangroup.com/en/invest/finance/performance_file.jsp

Our FY2023 Earnings Release presentation material will be available at our website, www.shinhangroup.com and Youtube channel, https://bit.ly/SFG_FY2023, at the time of the web-cast and Q&A session.